[Reference Translation]

Cover page

Filing Document:	Report on Amendment No. 1
Based on:	Article 27-25, Paragraph 1 of the Financial Instruments and Exchange Act
Filed with:	Director of Tokai Local Finance Bureau
Name:	Akio Toyoda, President, Toyota Motor Corporation
Address or Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture
Effective Date of Reporting Duty:	April 28, 2010
Filing Date:	May 7, 2010
Total Number of Filers and Joint Holders (persons):	2
Filing Method:	Jointly
Reason for Filing of Report on Amendment:	Increase of 1% or more of the percentage of the shares, etc. held Increase of Joint Holder

I.	Matters Regarding Issuer

Name of Issuer	MISAWA HOMES CO., LTD.
Code Number	1722
Listed / Over-the-counter	Listed
Financial Instruments Exchange(s) on which the relevant securities are listed	Tokyo, Osaka, Nagoya

II.	Matters Regarding the Filer

1.	Filer (Bulk Holder)/1
(1)	Profile of Filer
[1]	Filer (Bulk Holder)
Individual / Judicial person	Judicial person (Joint stock company)
Name	Toyota Motor Corporation
Address or Location of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture
Former Name
Former Address or Location of Head Office

[2]	Individual
Date of Birth
Occupation
Name of Company
Address of Company

[3]	Judicial Person
Date of Incorporation	August 27, 1937
Name of Representative	Akio Toyoda
Title of Representative	President
Business Purposes	Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.

[4]	Place to Contact
Place to Contact and Name of Person in Charge	Yuji Maki, Project General Manager, Accounting Division
Telephone Number	0565-28-2121

(2)	Holding Purposes
For strategic investment (maintenance and development of the business relationship)

(3)	Material Proposals, etc.
Not Applicable.

(4)	Breakdown of Stock, etc. Held by Filer
[1]	Number of Stock, etc. Held
		Main Text of Article 27- 23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares / units)		5,191,100
Certificate of Stock Acquisition Rights (shares)		A	－	H
Bonds with Stock Acquisition Rights (shares)		B	－	I
Covered Warrants relating to Subject Securities		C		J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts		D		K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust		E		L
Bonds Redeemable by Subject Securities		F		M
Shares Convertible to Other Company’s Shares, etc.		G		N
Total (shares / units)	O	5,191,100	P	Q

Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	5,191,100
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

[2]	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of April 28, 2010)	V	46,572,175
Percentage of Shares, etc. Held by the Above-described Filer (%) (T/(U+V)×100)		11.15
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		5.96

(5)	Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company
Date	Kind of Stock, etc.	Number	Percentage	Whether on or outside the Market	Acquisition / Disposal	Unit Price
Not Applicable.

(6)	Material Agreements Including Security Agreements Related to Shares, etc.
Not Applicable.

(7)	Funds for Acquisition of Shares, etc. Held
[1]	Breakdown of Funds for Acquisition
Amount of Own Funds (W) (JPY 1,000)	10,382,200
Total Amount of Borrowed Funds (X) (JPY 1,000)
Total Amount of Other Funds (Y) (JPY 1,000)
Breakdown of Above (Y)
Total Amount of Funds for Acquisition (JPY 1,000) (W+X+Y)	10,382,200

[2]	Breakdown of Borrowings
Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY 1,000)
Not Applicable.

[3]	Name, etc. of Lender
Name (Name of Branch)	Name of Representative	Location
Not Applicable.

2.	Filer (Bulk Holder)/2
(1)	Profile of Filer
[1]	Filer (Bulk Holder)
Individual / Judicial person	Judicial person (Joint stock company)
Name	TOYOTA HOUSING CORPORATION
Address or Location of Head Office	1-23-22, Izumi, Higashi-ku, Nagoya City, Aichi Prefecture
Former Name
Former Address or Location of Head Office

[2]	Individual
Date of Birth
Occupation
Name of Company
Address of Company

[3]	Judicial Person
Date of Incorporation	April 1, 2003
Name of Representative	Senta Morioka
Title of Representative	President
Business Purposes	Design, sale and construction of and provision of after-sales service for houses and leased properties.

[4]	Place to Contact
Place to Contact and Name of Person in Charge	Hitoaki Nagano, Project General Manager, Corporate Planning Dept.
Telephone Number	052-952-4805

(2)	Holding Purposes
For strategic investment (maintenance and development of the business relationship)

(3)	Material Proposals, etc.
Not Applicable.

(4)	Breakdown of Stock, etc. Held by Filer
[1]	Number of Stock, etc. Held
	Main Text of Article 27-23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares/ units)		5,593,000
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	5,593,000	P	Q
Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) ( O+P+Q-R-S))	T	5,593,000
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

[2]	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of April 28, 2010)	V	46,572,175
Percentage of Shares, etc. Held by the Above-described Filer (%) (T/(U+V)×100)		12.01
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		－

(5)	Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company
Date	Kind of Stock, etc.	Number	Percentage	Whether on or outside the Market	Acquisition / Disposal	Unit Price
April 28, 2010	Shares of common stock	5,593,000	12.01	Outside the Market	Acquisition	JPY 325

(6)	Material Agreements Including Security Agreements Related to Shares, etc.
Toyota Home Co., Ltd. (“Purchaser”) agreed under the Share Purchase Agreement dated April 28, 2010, that the Purchaser would purchase 5,593,000 shares of common stock of MISAWA HOMES Co., Ltd , from Nomura Principal Finance Co., Ltd., the general partner of the NPF-MG Investment Limited Partnership, and that the delivery date for those shares would be May 31, 2010.

(7)	Funds for Acquisition of Shares, etc. Held
[1]	Breakdown of Funds for Acquisition
Amount of Own Funds (W) (JPY 1,000)	1,817,725
Total Amount of Borrowed Funds (X) (JPY 1,000)
Total Amount of Other Funds (Y) (JPY 1,000)
Breakdown of Above (Y)
Total Amount of Funds for Acquisition (JPY 1,000) (W+X+Y)	1,817,725

[2]	Breakdown of Borrowings
Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY 1,000)
Not Applicable.

[3]	Name, etc. of Lender
Name (Name of Branch)	Name of Representative	Location
Not Applicable.

III.	Matters Regarding Joint Holder

Not Applicable.

IV.	Summary List Regarding Filer and Joint Holders

1.	Filer and Joint Holders

(1)	Toyota Motor Corporation
(2)	Toyota Home Co., Ltd.

2.	Breakdown of Stock, etc. Held by Filer and Joint Holders
(1)	Number of Stock, etc. Held
	Main Text of Article 27-23, Paragraph 3		Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares / Investment Securities, etc. (shares / units)		10,784,100
Certificate of Stock Acquisition Rights (shares)	A		－	H
Bonds with Stock Acquisition Rights (shares)	B		－	I
Covered Warrants relating to Subject Securities	C			J
Depositary Receipts Representing Ownership Interest in Shares
Other Related Depositary Receipts	D			K
Beneficiary Certificates for Shares Trust
Beneficiary Certificates for Equity Securities Trust	E			L
Bonds Redeemable by Subject Securities	F			M
Shares Convertible to Other Company’s Shares, etc.	G			N
Total (shares / units)	O	10,784,100	P	Q
Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	R
Number of Shares, etc., with respect to which Certain Rights such as Claim for Delivery are Granted between Joint Holders and which are to be Deducted	S
Number of Shares, etc. Held (Total) (O+P+Q-R-S)	T	10,784,100
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L+M+N)	U

(2)	Percentage of Shares, etc. Held
Total Number of Issued Shares, etc. (shares / units) (as of April 28, 2010)	V	46,572,175
Percentage of Shares, etc. Held by the Above-described Filer (%) （T/(U+V)×100）		23.16
Percentage of Shares, etc. Held Stated in the Preceding Report (%)		5.96

(3)	Breakdown of Percentage of Shares, etc. Jointly Held

Name(s) of Filer and Joint Holders	Number of Shares, etc. Held (Total) (shares / units)	Percentage of Shares, etc. Held (%)
Toyota Motor Corporation	5,191,100	11.15
Toyota Home Co., Ltd.	5,593,000	12.01
Total	10,784,100	23.16